UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

87184Q206

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q206
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,588,564 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,588,564 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,564 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 881,450 shares of Common Stock and 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon the sum of (i) 20,710,046 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 8, 2023; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants.

CUSIP No. 87184Q206
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,588,564 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,588,564 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,564 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 881,450 shares of Common Stock and 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon the sum of (i) 20,710,046 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 8, 2023; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants.

CUSIP No. 87184Q206
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,982 shares (2)
	8.	Shared Voting Power 1,588,564 shares (3)
	9.	Sole Dispositive Power 16,982 shares (2)
	10.	Shared Dispositive Power 1,588,564 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,546 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 14,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju; and (ii) 2,666 shares of Common Stock issuable upon the settlement of restricted stock units that will vest within 60 days of the date of the filing of this Schedule 13D held by Akkaraju.

(3)	Includes (i) 881,450 shares of Common Stock and 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(4)	This percentage is calculated based upon the sum of (i) 20,710,046 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 8, 2023; (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants; (iii) 14,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options; and (iv) 2,666 shares of Common Stock issuable upon the settlement of restricted stock units that will vest within 60 days of the date of the filing of this Schedule 13D.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.001 par value (“Common Stock”) of Syros Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 35 CambridgePark Drive, 4th Floor, Cambridge, MA 02140. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.

(c)	The principal business of the Reporting Persons is venture capital investments. Akkaraju serves as the Managing Member of Samsara GP, which is the general partner of Samsara LP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Samsara LP and Samsara GP was organized in the state of Delaware and Akkaraju is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 3, 2022, Samsara LP entered into a Securities Purchase Agreement with the Issuer to purchase 691,489 shares of the Issuer’s common stock (the “Shares”) and accompanying warrants (the “Warrants”) to purchase 691,489 additional shares of common stock in a private sale (the “Private Placement”) for an aggregate purchase price of $6.5 million. Samsara LP received the Shares and Warrants on September 16, 2022 (the “Closing Date”) pursuant to the closing of the Private Placement.

The funds used by Samsara LP to acquire the securities of the Issuer described herein were from capital contributions made by Samsara LP’s general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Act). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Akkaraju, the Managing Member of Samsara GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Akkaraju may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 20, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Samsara LP (1)	1,588,564	0	1,588,564	0	1,588,564	1,588,564	7.4%
Samsara GP (1)	0	0	1,588,564	0	1,588,564	1,588,564	7.4%
Akkaraju (1) (2)	16,982	16,982	1,588,564	16,982	1,588,564	1,605,546	7.5%

(1)	Includes (i) 881,450 shares of Common Stock and 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(2)	Includes (i) 14,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju; and (ii) 2,666 shares of Common Stock issuable upon the settlement of restricted stock units that will vest within 60 days of the date of the filing of this Schedule 13D held by Akkaraju.

(3)	This percentage is calculated based upon the sum of (i) 20,710,046 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 8, 2023; (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants; (iii) 14,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options, as applicable; and (iv) 2,666 shares of Common Stock issuable upon the settlement of restricted stock units that will vest within 60 days of the date of the filing of this Schedule 13D, as applicable.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Warrant to Purchase Common Stock

The Warrants are exercisable at any time during the period beginning on March 16, 2023 and ending on September 16, 2027, except that the Warrants are not exercisable by Samsara LP if, upon giving effect or immediately prior thereto, Samsara LP would beneficially own more than 9.99% of the total number of issued and outstanding common stock, which percentage may change at the holders’ election to any other number less than or equal to 19.99% upon 61 days’ notice to the Issuer.

The foregoing description is qualified in its entirety by the full text of the form of Warrant to Purchase Common Stock or Pre-Funded Warrants, which is filed herewith as Exhibit B and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, Samsara LP entered into a registration rights agreement with the Issuer, dated as of July 3, 2022 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement with the SEC covering the resale of the Shares purchased in the Private Placement and the shares of common stock underlying the Warrants described above. The Issuer agreed to file such registration statement within 30 days following the Private Placement Closing Date. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statement. The registration statement has been filed in accordance with the Registration Rights Agreement.

The foregoing description is qualified in its entirety by the full text of the form of Registration Rights Agreement, which is filed herewith as Exhibit C and incorporated herein by reference.

Director Compensation

Akkaraju, in his capacity as a director, has received and continues to be entitled to receive cash compensation and equity compensation, including stock options and restricted stock units pursuant to the Issuer’s Amended and Restated Director Compensation Policy and the Issuer’s 2022 Equity Incentive Plan, the full text of which are filed herewith as Exhibits D and E, respectively and incorporated herein by reference. Forms of the Stock Option Agreement and Restricted Stock Unit Agreement are filed as Exhibits F and G, respectively and incorporated herein by reference.

Between June 8, 2017 and June 1, 2022, Akkarju received annual stock option awards pursuant to the Issuer’s 2016 Stock Incentive Plan, the full text of which is filed as Exhibit H, and multiple Option Agreements, a form of which is filed as Exhibit I. All such stock option awards are fully vested as of the date of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Warrant to Purchase Common Stock or Pre-Funded Warrants (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K (File No. 001-37813), filed on July 5, 2022).

C.	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (File No. 001-37813), filed on July 5, 2022).

D.	Amended and Restated Director Compensation Policy (incorporated by reference to Exhibit 10.13 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-37813), filed on November 14, 2022).

E.	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K (File No. 001-37813), filed on September 15, 2022).

F.	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-37813), filed on November 14, 2022).

G.	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.11 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-37813), filed on November 14, 2022).

H.	2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Issuer’s Prospectus on Form S-1 (File No. 001-37813), filed on June 3, 2016).

I.	Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Prospectus on Form S-1 (File No. 001-37813), filed on June 3, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2023

Samsara BioCapital, L.P.

By: Samsara BioCapital GP, LLC
its General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Syros Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: October 20, 2023

Samsara BioCapital, L.P.

By: Samsara BioCapital GP, LLC
its General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju